UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7*)

Condor Hospitality Trust, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

20676Y403

(CUSIP Number)

Matthew Lambert

Deputy General Counsel

4275 Executive Square, Suite 500

La Jolla, California 92037

Telephone: (858) 558-9700

With a copy to:

Bradley C. Brasser

Jones Day

90 South Seventh Street, Suite 4950

Minneapolis, Minnesota 55402

(612) 217-8886

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 20676Y403	Schedule 13D	Page 2 of 9

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) SREP III Flight – Investco, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,184,213
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,184,213

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,184,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4*%
14	TYPE OF REPORTING PERSON PN

*	The percentage of class shown represents the voting percentage held by the Reporting Person based on 14,718,085 shares of Common Stock outstanding as of August 6, 2021.

CUSIP No. 20676Y403	Schedule 13D	Page 3 of 9

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) SREP III Flight – Investco 2, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,184,213
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,184,213

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,184,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4*%
14	TYPE OF REPORTING PERSON PN

*	The percentage of class shown represents the voting percentage held by the Reporting Person based on 14,718,085 shares of Common Stock outstanding as of August 6, 2021.

CUSIP No. 20676Y403	Schedule 13D	Page 4 of 9

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) StepStone REP III (GP), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,184,213
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,184,213

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,184,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4*%
14	TYPE OF REPORTING PERSON PN

*	The percentage of class shown represents the voting percentage held by the Reporting Person based on 14,718,085 shares of Common Stock outstanding as of August 6, 2021.

CUSIP No. 20676Y403	Schedule 13D	Page 5 of 9

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) StepStone Group Real Estate LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,184,213
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,184,213

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,184,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4*%
14	TYPE OF REPORTING PERSON PN; IA

*	The percentage of class shown represents the voting percentage held by the Reporting Person based on 14,718,085 shares of Common Stock outstanding as of August 6, 2021.

CUSIP No. 20676Y403	Schedule 13D	Page 6 of 9

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) StepStone Group Real Estate Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,184,213
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,184,213

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,184,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4*%
14	TYPE OF REPORTING PERSON PN

*	The percentage of class shown represents the voting percentage held by the Reporting Person based on 14,718,085 shares of Common Stock outstanding as of August 6, 2021.

CUSIP No. 20676Y403	Schedule 13D	Page 7 of 9

This Amendment No. 7 to the Statement on Schedule 13D (this “Amendment No. 7”) amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on March 25, 2016, as amended by Amendment No. 1 thereto filed on March 3, 2017, Amendment No. 2 thereto filed on April 4, 2017, Amendment No. 3 thereto filed on July 23, 2019, Amendment No. 4 thereto filed on November 23, 2020, Amendment No. 5 thereto filed on July 7, 2021 and Amendment No. 6 thereto filed on August 2, 2021 (the “Schedule 13D”), which relates to the shares of Common Stock of Condor Hospitality Trust, Inc., a Maryland corporation (“Issuer”). Capitalized terms used and not defined in this Amendment No. 7 have the meanings set forth in the Schedule 13D.

This Amendment No. 7 amends and supplements the Schedule 13D as follows. Except as provided herein, this Amendment No. 7 does not modify any of the information previously reported on such Schedule 13D, including any amendment thereto.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

On September 22, 2021, the Issuer and B9 Cowboy Mezz A LLC, a Delaware limited liability company and affiliate of Blackstone Real Estate Partners (the “Buyer”), entered into a Hotel Purchase and Sale Agreement (the “Purchase Agreement”). The Purchase Agreement provides that, upon the terms and subject to the conditions set forth therein, the Buyer will acquire the Issuer’s portfolio of 15 hotels for a cash purchase price (the “Portfolio Sale”).

Concurrently with the execution of the Purchase Agreement, each of the Reporting Persons entered into a Voting Agreement (the “Voting Agreement”) with the Buyer pursuant to which the Reporting Persons agreed, among other things and subject to the terms and conditions of the Voting Agreement, to vote (a) in favor of (i) the approval of the transactions contemplated by the Purchase Agreement; (ii) the approval and adoption of the Purchase Agreement; (iii) any proposal to adjourn a meeting of the stockholders of the Issuer to solicit additional proxies in favor of the approval of the transactions contemplated by the Purchase Agreement; (iv) any other matters necessary for consummation of the transactions contemplated by the Purchase Agreement and (b) against (i) any Acquisition Proposal (as defined in the Purchase Agreement) or any action which is a component of any Acquisition Proposal and (ii) any other action that could reasonably be expected to impede, interfere with, delay, postpone or materially and adversely affect the transactions contemplated by the Purchase Agreement or that could reasonably be expected to result in any condition set forth in Article VIII of the Purchase Agreement not being fulfilled, except with respect to any matters that, if approved by the Issuer’s stockholders, would result in the occurrence of the “Expiration Date” pursuant to clause (iii) of the definition thereof. The Reporting Persons granted an irrevocable proxy to vote their shares of Common Stock in accordance with the foregoing. The Reporting Persons also agreed to certain restrictions on transfer of their shares of Common Stock as further set forth in the Voting Agreement. The Voting Agreement will terminate upon the earliest to occur of (i) closing of the transactions contemplated by the Purchase Agreement, (ii) the date the Purchase Agreement is terminated in accordance with its terms, (iii) the date any amendment, modification, waiver by the Issuer or other change to any provision of the Purchase Agreement occurs, which is effected without the consent of the Reporting Persons and (A) expressly reduces the amount or changes the form of consideration payable to the Issuer or (B) extends the End Date (as defined in the Purchase Agreement) or (C) imposes any material restriction or additional material condition on the consummation of the transactions contemplated by the Purchase Agreement or payment of the Purchase Price (as defined in the Purchase Agreement) or otherwise, in each case, in a manner adverse to the Reporting Persons or (iv) the termination of the Voting Agreement upon written notice of termination from Buyer to the Reporting Persons.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 is amended to replace (a) and (b) as follows:

As of the date hereof, the Reporting Persons beneficially own an aggregate of 4,184,213 shares of Common Stock. Such shares represent approximately 28.4% of the Issuer’s Common Stock outstanding, which percentage was calculated based on 14,718,085 shares of Common Stock outstanding as of August 6, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021. The Reporting Persons also own the Convertible Promissory Note and Loan Agreement (the “Note”), dated as of November 18, 2020, which, after the occurrence of specified events that are outside the control of the Reporting Persons, may be convertible into 2,888,178 shares of Common Stock issuable upon conversion of the Note.

CUSIP No. 20676Y403	Schedule 13D	Page 8 of 9

StepStone Group Real Estate Holdings LLC (“Real Estate Holdings”), as general partner of StepStone Group Real Estate, LP (“Group Real Estate”), the sole member and investment manager of StepStone REP III (GP), LLC (“Investco GP”), the general partner of each of Investco and SREP III Flight – Investco 2, L.P. (“Investco 2”), may be deemed to beneficially own the Common Stock and the Note held by Investco and Investco 2, respectively.

Group Real Estate, the sole member and investment manager of Investco GP, the general partner of each of Investco and Investco 2, may be deemed to beneficially own the Common Stock and the Note held by Investco and Investco 2, respectively.

Investco GP, the general partner of each of Investco and Investco 2, may be deemed to beneficially own the Common Stock and the Note held by Investco and Investco 2, respectively.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended to add the following:

Reference is made to the Voting Agreement defined and described in Item 4.

Item 7. Materials to be Filed as Exhibits

Item 7 is hereby supplemented as follows:

Exhibit 99.1 Voting Agreement, dated as of September 22, 2021, among the Buyer and the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 2021

SREP III FLIGHT – INVESTCO, L.P.

By:	StepStone REP III (GP), LLC
Its:	General Partner

By:	/s/ Matthew Lambert
Name:	Matthew Lambert
Title:	Deputy General Counsel

SREP III FLIGHT – INVESTCO 2, L.P.

By:	StepStone REP III (GP), LLC
Its:	General Partner

By:	/s/ Matthew Lambert
Name:	Matthew Lambert
Title:	Deputy General Counsel

STEPSTONE GROUP REAL ESTATE LP

By:	StepStone Group Real Estate Holdings LLC
Its:	General Partner

By:	/s/ Matthew Lambert
Name:	Matthew Lambert
Title:	Deputy General Counsel

STEPSTONE REP III (GP), LLC

By:	StepStone Group Real Estate LP
Its:	Sole Member

By:	StepStone Group Real Estate Holdings LLC
Its:	General Partner

By:	/s/ Matthew Lambert
Name:	Matthew Lambert
Title:	Deputy General Counsel

STEPSTONE GROUP REAL ESTATE HOLDINGS LLC

By:	/s/ Matthew Lambert
Name:	Matthew Lambert
Title:	Deputy General Counsel